Michael Malone
Tel. 214.665.3691
Fax. 214.665.5991
malonem@gtlaw.com
June 10, 2008
VIA FACSIMILE
Securities and Exchange Commission
Mail Stop 7010 100 F St., N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall

Re:	San Juan Basin Royalty Trust Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 1, 2007 File No. 1-08032
Dear Mr. Schwall:
     This firm serves as legal counsel to Compass Bank in its capacity as the Trustee of the San Juan Basin Royalty Trust (the “Trust”). Your letter to the Trustee dated February 10, 2008, was apparently lost in transmission as it was not received until May 13, 2008 following a recirculation. On November 29, 2007, you provided an original comment letter to the Trustee with respect to the Trust’s Form 10-K filing for fiscal year ended December 31, 2006. The Trust replied to all of the comments in your November 29 letter by correspondence dated December 13, 2007. Your letter of February 10, in response, reiterated a particular point raised by comment four of your original comment letter. The Trust respectfully submits this response to your February 10 letter.
     In your February 10 letter you provided the following comment in response to the Trustee’s letter of December 13, 2007:

Engineering Comment Properties, page 6 Oil and Gas Reserves, page 10
1.	In comment four of our November 29, 2007 letter, we asked that you use “market prices as of the last day of the year” in the estimation of your proved reserves and the associated standardization measure instead of the monthly average. Your response appears to have equated the monthly average with the year-end price required by FAS 69. It appears the December 31, 2006 Henry Hub gas price is $5.62/MMBTU compared to its December, 2006 average — $7.15/MMBTU. The year-end price is the one-day, spot price

Securities and Exchange Commission
June 10, 2008

applicable to production on the last day of the fiscal year. This is discussed at our website... We repeat our comment four.
     During a telephone conference on May 22, 2008, among Ron Winfrey, Lee Ann Anderson, Zane Meekins and the undersigned, Mr. Meekins as the representative of the petroleum reserve engineering firm that has advised the Trust since 1991, reported that he had recalculated proved reserves for 2006 using the December 31, 2006, “spot” price at Henry Hub (as adjusted to take into account the sale of the gas at the San Juan Basin) as distinguished from the actual contract price on that date. This resulted in a reduction in proved reserves of approximately 6% as of that date.
     The Trust agrees that Financial Accounting Standard 69, paragraph 30(a), as interpreted by the Commission, requires the use of the December 31 Henry Hub gas price, as adjusted, in estimating future net reserves. The Trust will ensure that its future periodic reports filed with the Commission conform to this standard, understanding that it will not be necessary to restate prior reports based upon the subject comment.

Very truly yours,
/s/ Michael L. Malone
Michael L. Malone

cc:	Lee Ann Anderson, Compass Bank John W. Madison, Securities and Exchange Commission Ronald Winfrey, Securities and Exchange Commission